Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Penns Woods Bancorp, Inc. on Form S-8 of our report dated March 9, 2006, relating to our audit of the consolidated financial statements and internal control over financial reporting, which appears in the Annual Report on Form 10-K for the year ended December 31, 2005.

Our report dated March 9, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, expressed an opinion that Penns Woods Bancorp, Inc. had not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ S.R. Snodgrass, A.C.

Wexford, PA
May 31, 2006